UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amgen, Inc.

File No. 0-12477 - CF#36323
_____

      Amgen, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2008.

      Based on representations by Amgen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.82	through May 8, 2028
Exhibit 10.83	through May 8, 2028
Exhibit 10.84	through May 8, 2028
Exhibit 10.85	through May 8, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary